Mr. Donald A. Walker,

Senior Assistant Chief Accountant,

Division of Corporation Finance,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20002

January 23, 2007

Re: Allied Irish Banks, p.l.c.

Form 20-F for the fiscal year ended December 31, 2005

File Number: 001-10284

Dear Mr. Walker,

I refer to your letter of December 29, 2006, in respect of the above filing and to subsequent telephone conversations between Mr. Brendan McHugh and Ms. Lisa Haynes. We have reviewed your comments and have detailed below our responses and, where appropriate, indicated the relevant action we intend to take when preparing future filings. Although your letter states in a number of cases1 that we should ‘revise [our] filing’, it indicates in other cases that it will be sufficient for us to ‘revise future filings’2. We are currently finalizing the 2006 year-end financial statements and will immediately thereafter commence work on the 2006 Annual Report on Form 20-F (the ‘2006 20-F’), and, for that reason (and other reasons specified below), we respectfully request that all comments, to the extent appropriate, be addressed in the 2006 20-F (and future filings), rather than through an amendment of the report to which your comments relate (the ‘2005 20-F’). For that purpose, we wish to confirm that, while a number of your comments should and will be addressed, management does not believe there was a material misstatement or omission of information in the 2005 20-F that needs to be remedied prior to filing of the 2006 20-F.

[1]	Includes comments 4, 5, 6, 8, 10, 17, 18, 19 and 20
[2]	Includes comments 1, 9, 11 and 12

Controls and Procedures

Evaluation of disclosure controls and procedures, page 85

1.	Your disclosures indicate that management’s disclosure control and procedures evaluation was carried out within a 90-day period prior to the filing of your annual report. Please tell us and revise future filings to clarify whether your evaluation of controls and procedures was made as of the end of the period covered by the report or an alternative date. If your conclusion regarding effectiveness was made as of alternative date, please tell us how you determined that you complied with Item 307 of Regulation S-K. Please refer to SEC Final Rule Release No. 33-8238.

AIB Response

We can confirm that, pursuant to Item 307 of Regulation S-K, the evaluation of controls and procedures was made as of the end of the period covered by the report, December 31, 2005.

We will amend future filings to include the date of the report to avoid any ambiguity.

Consolidated Financial Statements

15 – Income Tax, including deferred income tax, page 96

2.	We note your disclosure that you use tax rates enacted or “substantially” enacted at the balance sheet date to measure the amount of current and deferred tax assets and liabilities. Please tell us whether you consider rates “substantially” enacted to be the same as rates “substantively” enacted as provided by paragraphs 46-48 of IAS 12. If you consider substantively enacted rates to be different from substantially enacted rates, please quantify for us how the use of substantively enacted rates would have affected your current and deferred tax calculations for the periods presented in your filing.

AIB Response

For the avoidance of doubt, we wish to confirm that all tax rates used in the preparation of our financial statements were based on legislation enacted at the balance sheet date, December 31, 2005.

We do not consider there to be a difference between “substantially” and “substantively”. Therefore there is no effect on the current and deferred tax calculations for the periods presented in our filing. We note your comment and will amend “substantially” to “substantively” in the 2006 20-F.

Consolidated Statements of Income, page 101

3.	Please tell us how you determined that your share of the results of associated undertakings should be considered non-operating income. Your response should include the authoritative literature that you relied upon to arrive at your conclusion.

AIB Response

Operating profit is not defined under IFRS and there is no requirement to disclose operating profit. Paragraph 81 (c) of International Accounting Standard (“IAS”) 1, ‘Presentation of Financial Statements’ and paragraph 38 of IAS 28, ‘Investments in Associates’ require separate disclosure, on the income statement, of the share of the profit or loss of associates accounted for using the equity method. There is no requirement in IFRS as to where in the income statement the profit or loss of associates accounted for using the equity method should be shown, and we have observed different approaches in practice among our peers.

In the absence of specific guidance within IFRS and as permitted in paragraph 12 of IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, we have considered the pronouncement of the UK Accounting Standards Board, in determining our presentation approach.

Financial Reporting Standard 9 ‘Associates and Joint Ventures’ (issued by the United Kingdom Accounting Standards Board in 1992) provided guidance on presentation in the consolidated profit and loss account. Paragraph 27 stated

“In the investors’ consolidated profit and loss account the investor’s share of its associates’ operating results should be included immediately after group operating result….”

In addition, we believe that it is more informative to show operating profit from controlled entities separate from the share of results of associates.

We believe that presentation of ‘Share of results of associated undertakings’ after operating income is appropriate.

Note 4. Operations by Business Segment, page 111

4.	Please revise your filing to disclose the following for each of your business segments:

•	Segment liabilities;

•	Total cost incurred during the period to acquire segment assets expected to be used during more than one period;

•	Significant non-cash expenses;

•	Total amount of depreciation and amortization expense included in segment results; and

•	Aggregate amount of investments as well as the aggregate amount of your share of the profit or loss of associates, joint ventures, or other investments accounted for under the equity method;

Refer to paragraphs 56-66 of IAS 14. Alternatively, please fully explain the reasons why you believe these disclosures are not applicable to your filing and the authoritative literature you relied upon to support your position.

AIB Response

We believe the information presented in the 2005 20-F in respect of business segments captures the key information used by management to monitor the performance of the business. In addition to the information provided in Notes 3 and 4, summary income statements for each business segment are included on pages 32 to 36 of the 2005 20-F.

However, having considered this matter further and in light of your comments noted above, we intend to fully address the specified disclosure requirements, including 2005 comparatives, in the 2006 20-F. In addition, we would highlight that some of our disclosures exceed the requirements of IAS. With regard to your specific comments, we respond as follows:-

•	Segment liabilities

AIB has reported segment deposits as it believes that deposits from third parties are more informative than total liabilities and are the most significant portion of segment liabilities.

AIB proposes to expand its disclosures to show segment deposits and total segment liabilities in its 2006 20-F, with comparatives.

•	Total cost incurred during the period to acquire segment assets expected to be used during more than one period

AIB proposes to expand its disclosures to show total cost incurred during the period to acquire segment tangible assets expected to be used during more than one period in its 2006 20-F, with comparatives.

•	Significant non-cash expenses

Apart from depreciation and amortization (2005: €130 million) and share based payments (2005: €34 million), AIB considers the significant non-cash expenses to be ‘Provisions’ (2005: €143 million) and these are disclosed by business segment on page 112.

AIB proposes to expand its disclosures to show significant non-cash expenses by segment in its 2006 20-F, with comparatives.

•	Total amount of depreciation and amortization expense included in segment results

AIB proposes to expand its disclosures to show depreciation and amortization expense by segment in its 2006 20-F, with comparatives.

•	Aggregate amount of investments in associates, joint ventures, or other investments accounted for under the equity method

AIB proposes to expand its disclosures to show the aggregate amount of investments accounted for under the equity method in its segmental analysis in the 2006 20-F, with comparatives.

•	Share of the profit or loss of associates joint ventures, or other investments accounted for under the equity method

This information is disclosed on pages 33 to 36, where a summary income statement for each of the business segments is presented. AIB proposes to expand its disclosures in the Notes to the Consolidated Financial Statements to show the share of profit of entities accounted for under the equity method in its segmental analysis in the 2006 20-F, with comparatives.

5.	As a related matter, please revise to include a reconciliation between the information disclosed for your primary reportable segments and the aggregated information in your consolidated financial statements. Refer to paragraph 67 of IAS 14.

AIB Response

AIB’s primary format for reporting segment information is business segments.

All income statement items disclosed in Note 4 reconcile fully to the relevant captions on the face of the consolidated statement of income. AIB proposes to expand its disclosures to show segment revenue from external customers and results from discontinued operations in its 2006 20-F.

AIB has presented additional information in Note 4 beyond that required in IAS 14. These relate to total deposits, total loans and total risk weighted assets. As these items are not required under IAS 14, AIB did not provide a reconciliation to the balance sheet captions. The composition of total loans and total deposits is set out below.

Euro in millions
Loans and receivables to banks	7,129
Loans and receivables to customers net	85,232

Total loans as per note 4	92,361

Deposits by banks	29,329
Customer accounts	62,580
Debt securities in issue	17,611

Total deposits as per note 4	109,520

The total number for risk weighted assets reconciles fully to the calculation of risk weighted assets in Note 54 to the Consolidated Financial Statements.

AIB proposes to deal with these additional disclosures in the 2006 20-F, with comparatives.

6.	For each geographical segment whose segment assets are 10 percent or more of your total assets, please revise your filing to disclose the total cost incurred during each period to acquire segment assets that are expected to be used during more than one period. Refer to paragraph 69 of IAS 14.

AIB Response

AIB proposes to deal with these disclosures in the 2006 20-F, with comparatives.

Note 12. Construction contract income, page 115

7.	Please more fully explain to us the nature of the contract between Blogram Limited and Serpentine Consortium. It is unclear how a contract for the development of your new bank centre results in the recognition of contract income and amounts due from the Consortium in respect of construction contracts in progress.

AIB Response

The Bankcentre transaction comprises the disposal of land to a syndicate of investors (Serpentine Consortium) which has outsourced the construction of the building to an AIB subsidiary ‘Blogram’. Blogram is the contractor with the construction being sub-contracted out on a fixed cost basis.

The contracting arrangement in respect of the building meets the definition of a construction contract in IAS 11 ‘Construction contracts’. The contracting arrangement meets the criteria set out in IAS 11 for recognition of revenue and expenses by reference to the stage of completion as the outcome of the contract can be ‘reliably estimated’. Accordingly the contracting arrangement is accounted for as a long-term contract in line with IAS 11 and the associated revenues and costs are recognized on a ‘stage of completion’ basis.

The ‘stage of completion’ is formally evaluated by an external firm of quantity surveyors at each balance sheet date.

AIB has entered into a lease on the building for 33 years at a fair market rent (with a break clause at year 23) and the present value of the minimum lease payments is approximately 65% of the fair value of the buildings disposed. The leaseback of the buildings is classified as an operating lease as the criteria for categorization of the lease as a finance lease have not been met, including the assessment that the minimum lease payments are less than 90% of the fair value of the buildings. As the land has an indefinite economic life and there are no arrangements for title to pass to the lessee at the end of the lease term, the leaseback of the land is also classified as an operating lease.

The nature of the transaction, which includes a sale of land, an agreement to construct a building and the agreement to the subsequent lease of the building under an operating lease, qualifies as a linked transaction in accordance with SIC 27 ‘Evaluating the substance of transactions involving the legal form a lease’. Consequently, it was considered appropriate to recognize the profit on the sale of the land over the term of the construction contract on a percentage completion basis.

The Serpentine Consortium is not affiliated with AIB and is an independent third party organization.

Conclusion

The overall profit on the linked transaction will represent income received from the sale of the site less its carrying value, and profit on the construction contract.

The lease between AIB and the Serpentine Consortium is an operating lease and therefore, in compliance with IAS 17.61, the profit meets the criteria for recognition. However as the significant profit from the transaction arises from the construction contract, the income is recognized in accordance with IAS 11. As a result, the construction contract revenue, less construction costs incurred, are recognized by reference to the stage of completion of the contract at December 31, 2005.

Because the contract to construct the building is linked to the contract to sell the land, the profit recognition on the sale of the land is in line with profit recognition on the development project carried out by Blogram Limited.

Extracts from relevant standards and related literature to support the accounting treatment and disclosure of these transactions

IAS 17 Leases:

“If a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss shall be recognized immediately”. (IAS 17.61)

“An operating lease is a lease other than a finance lease. A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset. Title may or may not eventually be transferred”. (IAS 17.4)

SIC Interpretation 27:

“A series of transactions that involve the legal form of a lease is linked and shall be accounted for as one transaction when the overall economic benefit cannot be understood without reference to the series of transactions as a whole”. (SIC 27.3)

IAS 11 Construction Contracts:

“A construction contract is a contract specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose or use.” (IAS 11.3)

“When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs associated with the construction shall be recognized as revenue and expenses respectively by reference to the stage of completion of the contract activity at the balance sheet date”. (IAS 11.22)

“In the case of a fixed price contract, the outcome of a construction contract can be estimated reliably when all the following conditions are satisfied:

(a) total contract revenue can be measured reliably;

(b) it is probable that the economic benefits associated with the contract will flow to the entity;

(c) both the contract costs to complete the contract and the stage of contract completion at the balance sheet date can be measured reliably and;

(d) the contract costs attributable to the contract can be clearly identified and measured reliably so that actual contract costs incurred can be compared with prior estimates. (IAS 11.23)

8.	As a related matter, if this transaction represents a sale and leaseback, please revise your filing to include the relevant disclosures required by IAS 17 and IAS 1.

AIB Response

This transaction represents a sale and leaseback. As described above, in our response to Question 7, the leaseback qualifies as an operating lease and the estimated total profit on the transaction meets the criteria for recognition. However, as detailed above in response to item 7, this is a linked transaction involving a contract that meets the definition of a Construction Contract under IAS 11. The Construction Contract meets the criteria set out in IAS 11.22 and as a result the income is recognized on the percentage completion basis.

As the building relating to the sale and leaseback is under construction at the balance sheet date “the commencement of the lease term” (IAS 17.4) has not occurred. The lease term commences on completion of the building which is on schedule for completion in the second half of 2007.

We believe that the disclosures in Note 12 meet the requirements of paragraph 65 of IAS 17. Note 50 Commitments (page 156) discloses future commitments relating to this transaction (IAS 17.35) and includes the amounts payable under this transaction. We also believe that our disclosures in respect of this transaction meet the requirements in IAS 1. However, considering your question, we will review our disclosures in the context of our 2006 20-F.

Note 14. Retirement Benefits, page 118

9.	Please tell us and revise future filings to disclose the effect of a 1% increase and decrease in the medical cost trend rate as required by paragraph 120(o) of IAS 19.

AIB Response

The main pension schemes of AIB Group do not provide for medical cost benefits. One small scheme (with membership of less than 150 people, compared to a Group employee figure of over 23,000), has medical cost benefits but the amount payable at retirement is capped and does not vary with changes in medical costs. The benefits relate to awarding a fixed amount of credits based on years of service that may be used to fund up to a fixed amount of the scheme members’ medical premiums when they retire.

In addition to the above, M&T Bank (‘M&T’), the Group’s principal associated company, provides medical cost benefits to retirees. Their disclosure, extracted from their Annual Report on Form 10K, is set out below.

Extract from Note 11 to M&T Bank Corporation Annual Report on Form 10-K for the year ended December 31, 2005.

Assumed health care cost trends have a significant effect on the amounts reported for health care plans. A one-percentage point change in assumed health care cost trend rates would have had the following effects

	+1%	-1%
	$’000	$’000
Increase/(decrease) in:
Service and interest cost	185	(165)
Accumulated postretirement benefit obligation	3,713	(3,303)

AIB accounts for associates using the equity method. Consequently the income statement impact for AIB would be the impact for M&T as detailed above, multiplied by the average AIB shareholding in M&T throughout the year (23.5%) and translated to Euro at the average USD: EUR exchange rate pertaining during the year (1.2484:1).

AIB believes that the impact on the income statement or equity arising from a 1% change in Medical Cost Benefits is not material on either income or equity and has applied Paragraph 31 of IAS 1 in determining that the disclosure required by paragraph 120(o) of IAS 19 need not be satisfied.

Note 21. Adjusted earnings per share, page 124

10.	We note that you have presented measures of earnings per share which are adjusted to eliminate the impact of the adoption of IAS 39 and IFRS4. It appears that the adjustments you have made result in the presentation of non-GAAP earnings per share measures. Tell us in detail how you considered the guidance of Item 10(e) of Regulation S-K as well as the “Frequently Asked Questions Regarding the Use of Non-GAAP financial Measures” on our website in your presentation of these measures. If you are able to support your basis for continuing to present these measures, please revise here and throughout the filing, where appropriate, to label such information as “non-GAAP” and disclose the following:

•	A more transparent discussion of the reasons these adjustments are being made and how the amounts were determined;

•	A discussion of the way management used the non-GAAP financial measure to conduct or evaluate its business;

•	The material limitations associated with the use of non-GAAP financial measure compared to the most directly comparable GAAP financial measure;

•	How management compensates for the limitations;

•	Why management believes the non-GAAP financial measure provides useful information to investors; and

•	Provide a tabular reconciliation of the non-GAAP measures to the most comparable GAAP measure.

AIB Response

You will be aware that AIB applied IFRS in the preparation of its financial statements for the first time in the year commencing January 1, 2005. On first time adoption of IFRS, preparers of financial statements were provided with certain exemptions to the principle that the standards in force should be applied retrospectively.

Details of the exemptions availed of on transition to IFRS are set out in detail on Page 87, under the caption ‘First Time adoption of International Financial Reporting Standards’. These are also referenced in Item 3 Key information on Page 2, and in Item 5 Operating and Financial Review and Prospects, Operating Results on page 23, of the 2005 20F.

The adjustments, that are designed to reflect the impact of specific aspects of the adoption of IAS 39, ‘Financial Instruments: Recognition and Measurement’ and IFRS 4, ‘Insurance Contracts’, relate to the year ended December 31, 2004.

As set out in Page 87 of the Form 20F, the AIB Group’s Consolidated Financial Statements are prepared in accordance with IFRS for the years ended December 31,

2005 and 2004. The application of IAS 32 Financial Instruments: Disclosure and Presentation, IAS 39 Financial Instruments: Recognition and Measurement, and IFRS 4 Insurance Contracts apply with effect from January 1, 2005 and consequently the effect of these standards is only reflected in the financial statements for 2005.

The principal impact of IAS 39 and IFRS 4 on AIB’s earnings per share was the method of accounting for:-

•	fee income on loans (effective interest rate ‘EIR’ method);

•	contracts that did not meet the definition of insurance contracts under IFRS 4;

•	derivatives (including classification);

•	loan impairment.

To assist in the presentation of comparable trends and growth percentages between 2005 and 2004, a pro-forma IFRS December 31, 2004 was prepared with certain non-GAAP adjustments, given that IAS 39 and IFRS 4 were only applied with effect from January 1, 2005. The adjusted EPS figures for 2004 reflect the impacts of the EIR and insurance accounting in order to assist comparison with 2005. The impact of IAS 39 on accounting for derivatives and loan impairment was not presented for 2004, because it would not have been possible to objectively assess the judgments that would have been required without using the benefit of hindsight.

On Page 23 of the 2005 20-F an introduction to Operating Results commentary is set out. Section a) ‘Comparison versus Pro-forma 2004 (non-GAAP)’ states that IFRS pro-forma amounts (non-GAAP) for 2004 have been presented in addition to the IFRS 2004 restated amounts.

A reconciliation of the statutory IFRS accounts (GAAP) for 2004 to the IFRS pro-forma accounts (non-GAAP) is shown on page 37.

We consider that the explanation on the ‘Comparison versus Pro-forma 2004 (non-GAAP) (page 23) addressed the use of the ‘non-GAAP’ label and also meets the disclosure points raised below. Furthermore, we consider that the explanation and reconciliations contained in Pages 23 and 37 meet the requirements of Item 10(e) of Regulation S-K.

AIB acknowledges that Note 21 ‘Adjusted earnings per share’ to the consolidated financial statements does not contain references to non-GAAP. The reason for this omission is that the financial statements in Item 18 are prepared under IFRS and IFRS expressly permits the presentation of an alternative EPS number. We will prepare future filings on Form 20-F to refer the reader of the note to the commentary on non-GAAP financial measures.

•	A more transparent discussion of the reasons these adjustments are being made and how the amounts were determined;

In preparing the adjusted earnings per share, management believed it was compensating, to the extent possible, for the limitations in comparing earnings per share between 2005 and 2004 against the background of transition to IFRS and the differing adoption dates of certain standards. A discussion on the reasons for these adjustments, together with how the amounts were determined, is included in Pages 23 and 37 of the 2005 20-F, as outlined above.

•	A discussion of the way management used the non-GAAP financial measure to conduct or evaluate its business;

As noted in Pages 23 and 37 and at the bottom of Note 21 of the 2005 20-F, the purpose of the pro-forma IFRS (non-GAAP) restatement for 31 December 2004 is to show comparable trends and growth percentages between the 2005 and 2004 periods, and to help the reader understand the performance of the Group.

•	The material limitations associated with the use of non-GAAP financial measure compared to the most directly comparable GAAP financial measure;

Although we believed the commentary on Page 23 of the 2005 20-F had dealt with this matter, based on your comment we will revise our approach to the discussion of the future use of non-GAAP measures to incorporate specific reference to the material limitations associated with the use of non-GAAP financial measures.

•	How management compensates for the limitations;

In preparing the adjusted earnings per share, management believed that in its commentary on Page 23, it was compensating, to the extent possible, for the limitations in comparing earnings per share between 2005 and 2004 against the background of transition to IFRS and the differing adoption dates of certain standards.

•	Why management believes the non-GAAP financial measure provides useful information to investors; and

In preparing the adjusted earnings per share, management believed it was compensating, to the extent possible, for the limitations in comparing earnings per share between 2005 and 2004 against the background of transition to IFRS and the differing adoption dates of certain standards. The reason why management believes the non-GAAP financial measure provides useful information to investors is referenced in Note 21 and disclosed in the discussion on Page 23 of the 2005 20-F.

•	Provide a tabular reconciliation of the non-GAAP measures to the most comparable GAAP measure.

A reconciliation of the statutory IFRS accounts (GAAP) for 2004 to the IFRS pro-forma accounts (non-GAAP) is shown on page 37 of the 2005 20-F.

Note 28. Financial investments available for sale, page 129.

11.	We note that approximately 40% of the total fair value of your financial investments available for sale was held in “other investments” as of December 31, 2005. Please tell us and revise future filings to more clearly describe the nature of these debt securities and disaggregate any individually significant investments to the extent possible.

AIB Response

An amount of €5.6 billion of the €6.7 billion ‘Other Investments’ in debt securities relate to ‘Available for Sale’ Bank Eurobonds. These Bank Eurobonds are held by AIB’s Treasury function for liquidity and interest rate management purposes. The remaining amounts in ‘Other Investments’ mainly relate to available for sale Corporate Eurobonds (€0.3 billion) and available for sale Certificates of Deposits – Banks (€0.65 billion). There is no significant concentration of credit risk from an individual counterparty or group of counterparties within this portfolio.

We will revise future filings to provide the required analysis.

Note 41. Provisions for liabilities and commitments, page 142.

12.	Please tell us and revise future filings to more clearly describe the nature of your liability, commitment and other provision obligations disclosed in note 41. Your revised footnote should also provide an indication of any uncertainties about the amount or timing of those outflows. Refer to IAS 37.85.

AIB Response

Provisions are recognized for present, legal or constructive obligations arising as consequences of past events, where it is probable that a transfer of economic benefit will be necessary to settle the obligation. The accounting policy in respect of these provisions is set out on page 95 of the 2005 20-F.

The main types of provisions that are recognized within this caption are: -

•	Provisions in respect of repayments to customers

•	Legal claims and other contingencies, including provisions in respect of losses expected under off-balance sheet instruments

•	Provisions for onerous lease contracts

•	Re-organization costs.

Provisions for liabilities and commitments expected to be settled within no more than 12 months after December 31, 2005 was €80 million.

We will amend our future filings to incorporate your comments.

Note 42. Subordinated liabilities and other capital instruments, page 142.

13.	Please compare and contrast for us the specific terms contained within your non-cumulative preference shares and your Reserve Capital Instruments which led you to conclude that they should be reclassified to subordinated liabilities and equity, respectively, upon transition to IFRS. Your response should include the references, where appropriate, to the authoritative literature you relied upon to support your position.

AIB Response

IAS 32 Financial Instruments – Disclosures

Basic principle: definition of Equity and Debt (Financial liabilities)

An instrument is classified as a financial liability (debt) when it contains a contractual obligation to transfer cash or other financial assets. Such an obligation may arise from a requirement to repay principal or to pay interest or dividends. (IAS 32.11)

Any financial instrument that an issuer could be obliged to settle in cash, or by delivering other financial assets, is a financial liability, regardless of the financial ability of the issuer to settle the contractual obligation, or the probability of settlement. (IAS 32.19)

An instrument is classified as an equity instrument only if it does not contain any contractual obligation for the issuer to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that potentially are unfavorable to the issuer. (IAS 32.16, IFRIC 2)

US$250 million non-cumulative preference shares

These were issued in 1998, and the holders of the non-cumulative preference shares are entitled to a non-cumulative preferential dividend. The preference shares have no mandatory redemption date but are redeemable at the option of AIB and with the agreement of the Financial Regulator, on or after July 15, 2008.

The US$250 million non-cumulative preference shares form part of AIB’s authorized share capital and prior to transition to IFRS at January 1, 2005, these preference shares were included in stockholders’ equity.

Relevant terms of instrument determining classification:

AIB shall declare and make timely payment of all dividends in respect of the preference shares unless payment of any such dividends would in the judgment of the Board of Directors, after consultation with the Financial Regulator, breach or cause a breach of the applicable capital adequacy requirements of the Financial Regulator; or, the distributable profits and reserves are insufficient to enable payment of any such dividend.

Conclusion:

The terms of the preference shares require payment of a dividend unless the payment (of the dividend) would cause a breach of the applicable capital adequacy requirements or if there are not sufficient distributable profits from which to pay the dividend. In all other circumstances, the Directors are required under the terms of the preference shares to declare a dividend on the preference shares.

Because AIB is not in a position to avoid the payment of a dividend except as outlined above, and therefore using the classification guidance of IAS 32 (above), the preference shares were classified as a financial liability (debt) in AIB’s IFRS financial statements.

7.5% Step-up Callable Perpetual Reserve Capital Instruments

The Reserve Capital Instruments (RCIs) were issued in 2001, as perpetual securities with no maturity date. The RCIs are redeemable, in whole but not in part, at the option of AIB with the agreement of the Financial Regulator (i) upon the occurrence of certain events, or (ii) on or after February 28, 2011. The rights and claims of the RCI holders and the coupon holders are subordinated to the claims of senior creditors and the senior subordinated creditors of the issuer.

The RCIs were treated as liabilities under our prior GAAP based on the requirements of Urgent Issues Task Force (UITF) Abstract 33 ‘Obligations in Capital Instruments’ and FRS 5 ‘Reporting the substance of transactions’, which required consideration of the commercial possibility of repayment in addition to the legal obligations under the terms of the capital instrument. The treatment under Irish GAAP was consistent with the treatment of instruments issued by other issuers, which contained similar terms.

Relevant terms of instrument determining classification:

The terms of this instrument are such that the issuer makes each coupon payment on the relevant payment date but may defer the coupon payment and any other payment at its option. Unless such deferral is for capital adequacy reasons, it will give rise to the payment of an additional 2% on the coupon of 7.5%.

AIB are under no obligation to redeem the RCI at any time and holders of the RCIs have no right to call for redemption.

Conclusion:

AIB can defer the coupon indefinitely and no action can be taken by the holders to enforce the payment of dividends. Consequently, AIB does not have the liability to transfer assets or cash.

In the event of winding up, the principal amount of the RCI and any deferred payments and accrued interest will rank pari passu with preference shares with an equal right of return of assets and in priority to the ordinary shareholder.

In addition, AIB believes that the following requirements for equity classification apply:

-	Avoid delivery of cash (IAS 32.17)

-	No mandatory redemption provisions (IAS 32.18)

-	Unconditional right to avoid delivery cash (IAS 32.19)

Management has concluded that the RCIs exhibit the same characteristics as non-redeemable preference shares with discretionary dividends and therefore meet the definition of equity instruments.

Note 55. Summary of significant differences between International and United States accounting principles.

Note – The responses below make reference to ‘Irish GAAP’, which was AIB’s primary GAAP before transition to IFRS. Our references to Irish GAAP are to accounts which comply with the requirements of Irish statute, comprising the Companies Acts 1963 to 2003 and the European Communities (Credit Institutions: Accounts) Regulations, 1992, and with applicable accounting standards issued by the Accounting Standards Board, pronouncements of the Urgent Issues Task Force (‘UITF’), and with the Statements of Recommended Practice (‘SORPs’) issued by the British Bankers Association and the Irish Bankers’ Federation.

Deferred taxation, page 159.

14.	Please clearly tell us how differences in IFRS and US GAAP for deferred taxes could result in a reconciling adjustment between IFRS and US GAAP financial statements. For example, we note a US GAAP taxation adjustment to reduce net income by €14 million, however it is unclear how this adjustment arose.

AIB Response

While the terms of the tax accounting pronouncements under IFRS and US GAAP differ in certain respects, we believe that these differences in IFRS and US GAAP did not result in a reconciling adjustment between IFRS and US GAAP for AIB.

As a result, any difference giving rise to an adjustment for deferred tax arose from other adjustments to the income statement or balance sheet that have a consequential effect on the deferred tax provision.

For example, when property is stated at valuation less depreciation under IFRS, a deferred tax liability is recognized in respect of any tax that would be payable on the disposal of the property at its revalued amount. The revaluation adjustment is reversed for US GAAP purposes because US GAAP requires property to be stated at cost less depreciation. The reversal of an IFRS revaluation adjustment will require the related deferred tax provision to be reversed also. The deferred tax impact on the income statement is disclosed within the ‘Deferred tax effect of the above adjustments’ caption.

For example, we note a US GAAP taxation adjustment to reduce net income by €14 million, however it is unclear how this adjustment arose.

Under Irish taxation rules, the tax payable on gains arising from disposal of property used for trading purposes (e.g. branch buildings) could be deferred providing the proceeds are reinvested within certain time limits in other qualifying assets (“rollover relief”). Rollover relief reduced the ‘base cost’ of the replacement asset by the chargeable gain rolled over so that the tax becomes payable when the replacement asset is sold. It is also possible to claim rollover relief on the gain arising on the replacement asset such that payment of the tax is postponed indefinitely. Irish GAAP did not require the liability to be provided for because the taxation liability could be rolled over indefinitely. US GAAP and IFRS require the liability to be recognized.

AIB did not recognize the difference between US GAAP and Irish GAAP because of our interpretation of the requirement to identify and adjust for material differences. The amounts involved in any one year, or cumulatively, were not identified to be material in terms of income or shareholders’ equity.

AIB accounted for differences between Irish GAAP and IFRS on transition to IFRS, which gave rise to recognition of a cumulative liability and adjustment to equity of €14 million. This amount represented tax rolled over on disposals and was accumulated over a number of years.

In the preparation of our US GAAP reconciliation, management concluded that the cumulative taxation adjustment of €14 million at January 1 2005 should be recognized as an income statement item under US GAAP. This conclusion was arrived at following a SAB 99 analysis where the amount was determined to be immaterial and was therefore treated as a deduction in net income in 2005 for US GAAP purposes.

Accounting for Investment in M&T Bank, page 160.

15.	Please tell us in greater detail which US GAAP accounting policies used in relation to both the investment in M&T and the Groups share of profits of M&T are different when compared to IFRS and more fully explain how the policies differ.

AIB Response

➢	Accounting policies related to the investment in M&T

AIB’s US subsidiary, Allfirst, was acquired by M&T on April 1, 2003. AIB received 26.7 million M&T shares, representing a stake of approximately 22.5% in the enlarged M&T, together with US$886.1 million in cash. The agreement allowed for the cash consideration to be reduced by the amount of the pre-close dividend from Allfirst to AIB and prior to closing a dividend of US$865 million was declared and paid by Allfirst. Consequently, the cash consideration payable by M&T was reduced to US$21.1 million.

Under Irish GAAP, the transaction was accounted for in accordance with Urgent Issues Task Force (‘UITF’) abstract No. 31 ‘Exchanges of businesses or other non-

monetary assets for an interest in a subsidiary, joint venture or an associate’. Under UITF 31, the transaction was accounted for as an exchange of 77.5% of Allfirst for 22.5% of M&T pre-merger. Under this approach, the 22.5% of Allfirst owned by AIB, both directly before the transaction and indirectly after, is treated as being owned throughout the transaction. The total recognized gains arising from the transaction amounted to €449 million (after tax). In accordance with UITF 31, €489 million of the gain (reflecting the non-cash element of the transaction) was recognized in the statement of total recognized gains and losses (‘STRGL’) and a €40 million loss was recognized in the statement of income. On transition to IFRS, the relevant pronouncements were reviewed and it was concluded that the accounting treatment would not change.

From a US GAAP perspective, the transaction was accounted for under APB Opinion 29 ‘Accounting for Non-Monetary transactions’, EITF Abstract No. 01-2, ‘Interpretations of APB No. 29’ and SFAS No. 141 ‘Business Combinations’. The gain on the disposal of Allfirst, calculated under US GAAP, differs from that calculated under Irish GAAP primarily due to the different asset carrying values (financial instruments and property, plant and equipment) and the different treatment of goodwill. The gain on disposal is shown in the income statement under US GAAP, whereas under Irish GAAP the non-cash element of the gain was recognized in the STRGL (equivalent to the Statement of Recognized Income and Expense under IFRS).

➢	Accounting policies related to the Group’s share of profits of M&T

As set out on page 87 of the 2005 20-F and as permitted under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, AIB elected not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that occurred before the date of transition to IFRS. Paragraph B3 of IFRS 1 extended the exemption not to restate past acquisitions of investments in associates and interests in joint ventures, and AIB did not restate the carrying values of M&T at April 1, 2003.

The differences between IFRS and US GAAP with respect to the on-going accounting for our investment in M&T are as set out below. Under IFRS and US GAAP, the investment in M&T is accounted for using the equity method. The following items describe adjustments that are booked by AIB based on information provided by the investee (M&T) in order for AIB to adjust its equity method accounting under US GAAP to equity method accounting under IFRS.

a)	Pension schemes

US GAAP, through the provisions of SFAS 87 – Employers’ Accounting for Pensions, allows the amortization of prior service cost and actuarial gains/losses (‘the corridor approach’).

As described on page 87 of the 2005 20-F, on transition to IFRS, AIB chose to recognize the cumulative actuarial gains and losses of defined benefit pension schemes and other post retirement benefits on its balance sheet. Consistent with prior GAAP and as outlined in the Accounting Policy Note 13 ‘Employee Benefits: Retirement benefit obligations’, past service cost is recognized immediately in the income statement and actuarial gains and losses are recognized immediately in the Statement of Recognized Income and Expense (‘SORIE’). Consequently, AIB reverses such amortization by M&T when producing its financial statements under IFRS.

In preparing its US GAAP reconciliation and in accordance with its accounting policies, AIB includes the amortization of both the prior service cost and actuarial gains/losses recognized by M&T within its share of income of associates.

b)	Originated Mortgage Servicing Rights (‘OMSRs’)

M&T generates income from retaining the servicing rights on a portion of the mortgages they originate and subsequently sell on. Under US GAAP, the value of the OMSRs is capitalized on the balance sheet. The OMSRs are then amortized to the income statement over the life of the loan.

AIB did not recognize OMSRs in its accounting for the acquisition of M&T under Irish GAAP. On transition to IFRS, as outlined above, AIB availed of the exemption within paragraph B3 of Appendix B to IFRS 1 not to restate acquisitions of associates that occurred before the date of transition to IFRS.

Accordingly, AIB’s policy under IFRS was to recognize all OMSRs arising within M&T subsequent to the date of acquisition of M&T (April 1, 2003).

In preparing its US GAAP reconciliation, AIB includes the income and expense recognized by M&T on all its OMSRs within its share of income of associates.

c)	Core deposit intangibles

Under US GAAP, M&T recognizes core deposit intangibles on the acquisition of subsidiary undertakings and amortizes them to the income statement.

AIB did not recognize core deposit intangibles in its accounting for the acquisition of M&T under Irish GAAP. On transition to IFRS, as outlined above, AIB availed of the exemption within paragraph B3 of Appendix B to IFRS 1 not to restate acquisitions of associates that occurred before the date of transition to IFRS.

IFRS requires the recognition of core deposit intangibles on acquisitions and in AIB’s case this policy is applied to all acquisitions arising after the date of transition to IFRS (January 1, 2004) including acquisitions completed by subsidiary and associated companies.

As a result, core deposit intangibles arising in M&T’s financial statements relating to acquisitions which were completed prior to the date of transition to IFRS are not recognized. The amortization of core deposit intangibles generated by M&T on previous acquisitions is therefore reversed for the IFRS financial statements.

In preparing its US GAAP reconciliation, AIB includes the expense recognized by M&T on core deposit intangibles, as well as the core deposit intangible AIB recognized on acquisition of its interest in M&T, within its share of income of associates.

d)	Share based payment

Under US GAAP, M&T recognizes expense for stock-based compensation using the fair value method of accounting described in SFAS 123 – Accounting for Stock-Based Compensation. Under SFAS 123, stock based compensation expense is recognized over the vesting period.

As set out on page 87 of the 2005 20-F and as described in the Accounting Policy Note 13 ‘Employee Benefits: Share based compensation, AIB applies the requirements of IFRS 2 – ‘Share based payment’, to all share based payments granted after November 7, 2002.

The expense in respect of options granted by M&T prior to that date is therefore reversed for the purpose of the IFRS financial statements.

In preparing its US GAAP reconciliation, and in accordance with its accounting policy, AIB applied the provisions of APB 25 – ‘Accounting for stock issued to employees’ and accounted for share based payments recognized by M&T using the intrinsic value method. This adjustment is included in share of income of associates.

In addition to the above accounting policy differences, AIB also recognizes that while the requirements of US GAAP and IFRS are similar in respect of credit provisioning, the estimation techniques used in practice and the level of provisions for losses on loans that have not yet been identified as impaired differ between banks in the United States and banks in Ireland/United Kingdom which have revised their provisioning methodologies to comply with IAS 39 on transition to IFRS. We have observed that a number of US Banks, including M&T have held provisions in respect of loan losses which are not allocated against specific loans or specific pools of loans. In some cases these provisions are described as being ‘non-pool specific’ or ‘available for other factors’.

In applying its accounting policy for loan impairment provisions under IAS 39 AIB has introduced a new methodology incorporating new estimation techniques to enable it to objectively estimate loan loss provisions which are supported by quantifiable data. Further information on the methodology that AIB uses in arriving at provisions for incurred but not reported (‘IBNR’) loss in our loan portfolio classified as performing at balance sheet date, is set out in response to Question 20.

In applying equity accounting treatment to the investment in M&T in our IFRS financial statements, AIB applies estimation techniques, consistent with those adopted across the Group. In this regard, AIB did not consider it appropriate to include its share of the ‘unallocated provisions’ of M&T in its opening balance sheet on transition to IFRS at January 1, 2005 and therefore made a credit adjustment of €17 million to opening equity. Consequently, to ensure consistent treatment and the application of consistent estimation techniques in its income statement for controlled activities and associates, AIB adjusts its share of the profits of M&T under IFRS to reflect the impact of changes in the M&T unallocated provisions. If at any time in the future M&T was to allocate its unallocated provisions against specific loans, or specific pools of loans, AIB would record that allocation as an income statement expense under IFRS at that time.

In preparing its US GAAP reconciliation, AIB applied the same estimation techniques to that under IFRS. The credit of €17 million on transition to IFRS was treated as a change in estimate under US GAAP and shown as an income statement item in 2005 within the caption ‘Share of income of associated undertakings’.

Loan origination, page 161

16.	Please clearly tell us how differences in IFRS and US GAAP for loan origination fees and costs could result in a reconciling adjustment between IFRS and US GAAP financial statements. For example, we note a US GAAP taxation adjustment to reduce net income by €5 million, however it is unclear how this adjustment arose.

AIB Response

IAS 39 requires transaction costs that are directly attributable to the origination of the loan to be recognized on the balance sheet. The application guidance in IAS 39 (IAS 39: AG 13) does not consider internal administrative or holding costs to be incremental costs directly attributable to the origination of financial instruments and are excluded from effective interest rate calculations and recognized as expenses.

Similar to IFRS, SFAS 91 requires loan origination fees and direct costs to be deferred and amortized over the life of the loan as an adjustment of yield. However US GAAP defines those direct costs to include certain internal costs directly related to specified activities performed by the lender for that loan, including evaluating the borrower’s financial condition; evaluating and recording guarantees, collateral and other security arrangements; negotiating loan terms; preparing and processing loan documents; and closing the transaction.

In its application of its accounting policy for interest income recognition under IFRS, AIB has determined that only direct incremental costs are to be included within the Effective Interest Rate (EIR) calculation and internal costs such as salary costs of loan officers are not considered incremental and are not included in the EIR calculation.

In its application of SFAS 91, AIB had concluded that additional costs (as described above) qualify to be deferred and amortized under US GAAP. At December 31, 2005 AIB estimated that the difference between the carrying value of loan origination costs between US GAAP and IFRS amounted to €80 million, and this is reflected in the reconciliations of shareholders equity (page 163) and total assets (page 164).

The loan origination net income adjustment of €5 million reflects the income statement impact under US GAAP of the application of the different policies to the deferral of costs. It can also be seen as the net movement in the balance sheet adjustment relating to loan origination costs from €85 million at 31 December 2004 to €80 million at 31 December 2005.

For clarity, you refer in your question above to a ‘US GAAP taxation adjustment’. The adjustment relates to loan origination as described on page 162 while any taxation impact is included within the ‘Deferred tax effect of the above adjustments’ caption.

Consolidated total assets, page 164.

17.	We note your US GAAP adjustment to decrease total assets by €161 million and €165 million, as of December 31, 2005 and 2004, respectively, as a result of revaluation of property. However, your accounting policy disclosure on page 91 indicates that it is Group policy not to revalue your property, plant and equipment. Please clarify for us this apparent inconsistency and revise your filing as necessary.

AIB Response

Prior to its transition to IFRS, AIB revalued its properties under Irish GAAP and was carrying the impact of these revaluations in its Irish GAAP financial statements.

On transition to IFRS, AIB adopted a policy not to continue to revalue its properties.

As permitted under IFRS 1 and as set out on page 87 ‘First time adoption of International Financial Reporting Standards (‘IFRS’) – Property, Plant & Equipment’ AIB retained its existing carrying value of occupied properties, plant and equipment at January 1, 2004 as deemed cost.

Because AIB elected not to revert to historical cost, the deemed cost of properties under IFRS contains revaluations made before transition. This gives rise to the need to reverse them for US GAAP purposes resulting in an adjustment to total assets of €161 million and €165 million at December 31, 2005 and 2004 respectively.

AIB had considered that the disclosures on page 159 taken together with the accounting policy on page 91, and the additional information given on page 87 relating to first time adoption of IFRS, was adequate and explains the issue in sufficient detail.

However, having considered your comment on the apparent inconsistency, AIB believes that on reflection, the comparison between the two GAAP’s on page 159 could be more detailed to summarize the matters described above and proposes to enhance its disclosure in this area in the 2006 20-F.

18.	Please tell us and revise your filing to clarify the differences between IFRS and US GAAP which led to your US GAAP goodwill adjustment to increase total assets by €296 million and €248 million, as of December 31, 2005 and 2004, respectively.

AIB Response

AIB’s accounting policy on goodwill is set out in Note 10 to the accounting policies on page 91 ‘Intangible Assets: Goodwill’ and the implications of transition to IFRS is set out on page 184 within Note 59 Reconciliation of Irish GAAP to IFRS.

Up to 1998, it was AIB’s policy under Irish GAAP to write goodwill off immediately to reserves. When Irish GAAP changed to require capitalization of goodwill, this was applied prospectively and this different treatment of goodwill on acquisition arising prior to 1998 is the primary reason for the difference in treatment between IFRS and US GAAP. Other differences arose from the different rules regarding amortization of goodwill, particularly in that US GAAP changed after December 31, 2001 to replace amortization with an annual impairment review, whereas under Irish GAAP we continued to amortize until January 1, 2004.

On transition to IFRS, AIB’s policy was amended and the goodwill capitalized at that time is no longer amortized but tested annually for impairment. Goodwill previously written off to reserves under Irish GAAP (pre-December 31, 1997) has not been reinstated in the balance sheet.

In our US GAAP reconciliation, all goodwill arising from acquisitions is capitalized and up to 2002 was amortized over its useful economic life. Since 2002, goodwill is capitalized and subjected to an annual review for impairment, no amortization takes place.

The impact of the aforementioned policy differences are that total goodwill and shareholders’ equity are higher under US GAAP because:

a) pre-1998 goodwill, which had been written off against reserves under Irish GAAP, is reinstated on the balance sheet under US GAAP, giving rise to a credit back to equity at December 31, 2005 of €234 million; and

b) post 1998 goodwill is carried at a higher value under US GAAP than IFRS/Irish GAAP because, under US GAAP, amortization of goodwill ceased on December 31, 2001, compared with December 31, 2003 under IFRS. This gives rise to a credit back to equity at December 31, 2005 of €62 million.

The total credit back to equity at December 31, 2005 is €296 million.

AIB believes that the summary of the differences between IFRS and US GAAP as set out on page 159, when taken together with Note 10 to the Accounting policies on page 91 ‘Intangible Assets: Goodwill’ and the description of the implications of transition to IFRS as set out within Note 59 ‘Reconciliation of Irish GAAP to IFRS’ on page 184, adequately describes the issue. Based on your comments, we propose to incorporate more detail in our 2006 20-F.

Loan Impairment, page 166.

19.	We note your disclosure that in January 2005 you introduced a new impairment provisioning methodology for US GAAP which had the impact of reducing the estimate of total credit provisions by €146 million at January 1, 2005. Please revise your filing to disclose the effect on net income and related income per share. Refer to paragraph 33 of APB 20.

AIB Response

As set out on page 166 of the 2005 20-F, the impact on net income of this change in estimate is €146 million. This reflects an increase in net income per American Depository Share in accordance with US GAAP of €0.33, or 18%. AIB proposes to disclose the effect on income per share in the 2006 20-F.

20.	As a related matter, please tell us and revise your filing to more clearly describe in detail how your new US GAAP impairment provisioning methodology differs from your previous methodology as well as from your IFRS impairment provisioning methodology.

AIB Response

Under Irish GAAP, there was no specific accounting standard dealing with accounting for provisions in respect of loans and receivables. A Statement of Recommended Practice (SORP) on Advances was issued by the British Bankers Association and the Irish Bankers Federation and was endorsed by the Accounting Standards Board in the UK. The SORP was introduced to assist banks in their implementation of the requirements of a European Community Directive on the Annual Accounts of Credit Institutions (86/635/EEC). This Directive was implemented in Ireland by the European Communities (Credit Institutions: Accounts) Regulations, 1992.

AIB complied with the recommended practice of the SORP on Advances in developing its accounting policy for provisions under Irish GAAP. AIB’s accounting policy was to make provisions for bad and doubtful debts to reflect the losses inherent in the portfolio. General provisions were made to cover loans which were impaired at balance sheet date and, while not specifically identified, are known from experience to be present.

AIB believed that the application of its accounting policy under Irish GAAP met the provisions of US GAAP, regarding provisions for impairment.

The introduction of IFRS and more specifically the implementation of IAS 39 ‘Financial Instruments: Recognition and Measurement’ provided significant additional guidance on the application of an ‘incurred loss’ model.

In conjunction with the implementation of IFRS and IAS 39 in particular, we performed significant additional analysis of our loan portfolio. This analysis enabled us to implement a new methodology which was introduced for estimating impairment losses. The introduction of the new methodology and its impact on the carrying value of provisions is outlined in footnote (1) to the table on page 77 ‘Movements in the allowance for loan losses’.

The new methodology included a number of changes in the approach used to estimate the loan impairment provision and the accumulation and examination of additional information relating to credit trends and other relevant portfolio factors. By way of further detailed explanation the principal changes in approach related to the calculation of provisions for incurred but not reported (‘IBNR’) loss in our loan portfolio classified as performing at balance sheet date. These changes included:-

-	Further subdividing the portfolio into homogenous pools.

-	Extracting additional information on the historic loss rates for those pools and adjusting those loss rates to reflect the effects of current conditions that did not affect the period on which the historical rates are based. Similarly, further data was gathered that enabled us to better estimate the effects of conditions in the historical period that do not exist currently.

-	Applying more precisely the concept of the time it takes for such incurred but not reported loss to manifest itself as specifically identified loss based on the additional data gathered, thus confirming IBNR provisioning as an interim step to specific provisioning.

The new methodology has introduced more objectivity, supported where relevant with quantifiable data, into AIB’s assessment of impairment provisions. The introduction of the new methodology was aided by the guidance within IAS 39 on impairment provisioning.

Although an estimate of the amount of impairment was required under Irish GAAP, the methodology required by IAS 39 is different than that used by AIB under Irish GAAP. As a result, it was determined that the update of the impairment provision to IAS 39 methodology, at the point of transition to IFRS, gave rise to a transition adjustment to equity.

Having applied the new methodology, AIB determined that the new methodology was consistent with the requirements of US GAAP. The issue that needed to be resolved from a US GAAP perspective was whether it was appropriate to deal with the change in methodology as an adjustment to prior periods (correction of an error) or as a change in estimate in the current period.

Guidance in APB 20 (paragraph 10) specifically refers to uncollectible receivables in the context of estimating future events and recognizes that accounting estimates change as more experience is acquired, or as additional information is obtained.

APB 20 also discusses a change in estimate effected by a change in accounting principle.

‘Distinguishing between a change in an accounting principle and a change in an accounting estimate is sometimes difficult. For example an enterprise may change from deferring and amortizing a cost to recording it as an expense when incurred because future benefits of the cost have become doubtful. The new accounting method is adopted therefore, in partial or complete recognition of the change in estimated future benefits. The effect of the change in accounting principle is inseparable from the effect of the change in accounting estimate. Changes of this type are often related to the continuing process of obtaining additional information and revising estimates and are therefore considered as changes in accounting estimates for the purpose of applying this section (APB 20, paragraph 11).’

In AIB’s case we believe that we had a change in accounting estimate under US GAAP. Changes in accounting estimates under US GAAP are reflected in the period in which they arise. This position has been reiterated in SFAS 154 paragraph 19. The effect of the change in accounting estimate is reflected as a credit of €146 million in the US GAAP reconciliation for the year ended December 31, 2005. The consolidated net income reconciliation also includes an adjustment for expected recoveries of €14 million relating to loans previously charged off where cash has not been received – see response to Question 21 below.

21.	Please tell us in detail the differences between US GAAP and IFRS that you have identified in accounting for loan impairment. Provide us with the specific sections of the literature that you rely upon to support how you account for loan impairments differently under US GAAP as compared to IFRS.

AIB Response

As you will have observed from the Reconciliation of Consolidated total assets on page 164, the adjustment in respect of identified differences between IFRS and US GAAP in respect of loan impairment has been determined to be €14 million.

This adjustment arises from our interpretation of US GAAP whereby impairment losses once charged off cannot be reversed until the cash is received. Our approach has been determined by reference to the AICPA Audit and Accounting Guide, Chapter 9 ‘Credit Losses’ which states in paragraph 9.35:-

‘Credit losses for loans and trade receivables, which may be for all or part of a particular loan or receivable, should be deducted from the allowance. The related loan or trade receivable balance should be charged off in the period in which the loans or trade receivables are deemed uncollectible. Recoveries of loans and trade receivables previously charged off should be recorded when received.’

Where amounts previously charged off are expected to be recovered, IFRS permits reversal of charge offs even if the cash has not been actually received (IAS 39.65).

The adjustment of €14 million related to the difference in the timing of recognition of recoveries with recoveries being recognized earlier under IFRS than under US GAAP.

*        *        *        *        *          *

In responding to the matters addressed above, AIB acknowledges that:-

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the responses adequately address the comments raised and if you would like to discuss any of the above in further detail please feel free to contact Brendan McHugh at +353 1 6414296.

As indicated above, we are seeking your permission to address all comments, to the extent appropriate, in the 2006 20-F, rather than in an amendment to the 2005 20-F. A number of your comments have been very helpful, are being actively considered and, when the related work has been finalized, should result in enhanced disclosure relating to AIB in future filings. However, given the time commitment needed to revise our disclosure and to have it reviewed by our Disclosure Committee and others internally (and by our External Auditors) and otherwise approved, we believe the anticipated publication of our year-end numbers for 2006 means it would be most productive for us and our US-based investors to focus on the appropriate inclusion of that information in the 2006 20-F. We are, of course, available to discuss any questions or concerns you may have and/or to provide you with such other reasonable assurances as you may need for this purpose.

Yours sincerely,

John O’Donnell

Group Finance Director